FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 000-22161

Zindart Limited

(Exact name of Registrant as specified in its charter)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated August 11,
2005

99.2

    Shareholder Notice and Proxy Statement, sent to Zindart Limited's shareholders on or about August 17, 2005 in connection with the Annual General Meeting of Shareholders to be held on September 27, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZINDART LIMITED

(Registrant)

Date: August 17, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated August 11, 2005

Zindart Year End Results: Revenues of $43.2 Million for Corgi
            Operating Division, Balance Sheet Improvement

HONG KONG--Aug. 11, 2005--Zindart Limited (NASDAQ:ZNDT) today announced results of operations for the fiscal year ended March 31,
2005. Zindart announced that revenues for the fiscal year ended March
31, 2005 were $43.2 million, compared to $49.7 million for the previous year ended March 31, 2004. Net loss for the year ended March
31, 2005 was $7.1 million, or $0.75 per share, compared to a loss of
$5.3 million, or $0.60 per share, in the previous year. Due to the planned sale of the Zindart Manufacturing division, the revenues for both fiscal 2005 and fiscal 2004 reported above reflect only the results of Zindart's Corgi operating division. Operating results of
Zindart Manufacturing division and Hua Yang Printing have been reclassified in Zindart's financial statements and reported as losses from discontinued operations for both fiscal 2005 and fiscal 2004.
Losses from discontinued operations, net of tax, were $115,000 in fiscal 2005 and $1.5 million in fiscal 2004.

Zindart announced that several facets of its balance sheet have improved, as a function of the company's focus on working capital management. The ratio of cash and cash equivalents to current liabilities of continuing operations as of March 31, 2005 was 0.61, up from 0.04 as of March 31, 2004. The company's current ratio (the ratio of current assets to current liabilities) at year-end was 1.55, a 32 percent improvement compared to 1.17 at the end of fiscal 2004.

"While volatile conditions in the toy and collectibles markets caused revenues to fall short of targets, we made advances on the strategy we set out four years ago," said Peter Gardiner, Chairman,
Zindart. "We have stayed focused on increasing the intrinsic value of the company for our shareholders over the long term."

"During this very difficult period, solid working capital
management has allowed us to invest in new product development, and we have several innovative new lines from Corgi Classics shipping to mass retailers for the holiday season," Gardiner continued. "We are now free of any long-term debt, and our global marketing strategy is starting to have a beneficial impact on sales."

In March 2005, Zindart's Board of Directors resolved to sell the company's Zindart Manufacturing division. "Negotiations are underway and an update on the sale effort will be announced as soon as discussions have concluded and/or a definitive agreement for the sale has been executed by the parties," Gardiner said.

In May 2004, the company sold its Hua Yang operating unit for $24 million, less debt of $10 million, thereby strengthening the balance sheet through the sale of a non-strategic asset, generating
approximately $14 million of cash. Other positive improvements to the balance sheet since Gardiner assumed control of the company five years ago include the paying off of the company's long-term debt, a reduction of $18 million.

"Marketing and sales personnel have been located in local markets worldwide. This has resulted in the acquisition of new customers for each region in fiscal 2005, including several of the big five mass merchandisers in the U.S., which control a major portion of the consumer goods retail market. Orders from the bigger chains are starting to grow," Gardiner said.

During fiscal year 2005, Zindart installed new top management at
Corgi, the company's branded die-cast collectible vehicles unit. After reviewing the company's status, Corgi CEO George Volanakis, a former senior executive with Hasbro, quickly began initiating change, including acquiring more highly visible product licenses and investing in the development of new product lines. Successes to date include the introduction of a line of 12 high quality, authentically produced
Batman(TM) vehicles that hit stores this summer in time to take advantage of Warner Bros.' promotional activities for its new movie,
"Batman Begins," starring Christian Bale as Bruce Wayne/Batman,
Michael Caine, Liam Neeson and Katie Holmes.

Volanakis also authorized the development of several new product lines to broaden Corgi into the toy market. For the holiday season,
Corgi will be selling Streakerz,(TM) a line of micro racing cars that speed around their own miniature track at high speeds. Special wheels give the toy cars better traction on Corgi's action track sets. In addition to the basic set, Corgi will sell extra Streakerz cars in a blister pack - perfect for a stocking stuffer.

"While maintaining operating expenses near previous levels, George has managed to make significant investments in new products," Gardiner said. "These products, combined with new marketing strategies, are expected to improve fiscal year 2006 sales in both the U.K. and U.S., even in a difficult toy environment. I am pleased to say that customer reaction to these new products has been encouraging."

Zindart's 20-F (2005 Annual Report) is available on Zindart's website, at http://www.zindart.com.

About Zindart

Zindart's current divisions include Corgi Classics Limited and
Zindart Manufacturing, which is classified as discontinued. Corgi
Classics Limited develops and markets high-quality lines of die-cast collectible products sold through retail channels in Europe, Canada,
Mexico, the United States and elsewhere. Zindart Manufacturing provides both product design and high quality turnkey manufacturing for multi-national companies requiring rapid, high-volume production of intricate die-cast and plastic promotional items, collectibles and gift items.

Founded in 1978, Zindart is based in Hong Kong with offices in the
United States and the United Kingdom. Zindart has a website at
www.zindart.com. Collectors can find more information at
www.corgiclassics.com or by calling 1-800-800 CORGI.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2005. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Exhibit 99.2

Shareholder Notice and Proxy Statement, sent to Zindart Limited's shareholders on or about August 17, 2005 in connection with the Annual General Meeting of Shareholders to be held on September 27, 2005

ZINDART LIMITED
1203 East Wing New World Office Building,

24 Salisbury Road, Tsimshatsui, Kowloon,
Hong Kong, S.A.R.,China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 27, 2005

To the Shareholders of Zindart Limited:

You are cordially invited to the Annual General Meeting of Shareholders of Zindart Limited, a Hong Kong corporation (the "Company"), to be held on September 27, 2005, at 9:00 a.m. local time at the offices of Cooley Godward LLP, 101 California Street, 5th Floor, San Francisco, California, United States of America for the following purposes:

1.
To adopt the audited financial statements and the reports of the directors and auditors of the Company for the fiscal year ended March 31, 2005.

2.
     To re-elect four directors to serve for the ensuing year and until their successors are elected.

3.

To authorize the Board of Directors (the "Board") to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company's next annual general meeting.

4.
     To re-appoint KPMG as independent auditors of the Company for the fiscal year ending March 31, 2006 and to authorize the directors of the Company to fix their remuneration.

5.

To pass the following resolution as a special resolution of the Company:-
"THAT the name of the Company be changed to "Corgi International Limited" with effect from the date of the relevant Certificate of Incorporation on Change of Name issued to the Company."

6.
     To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on August 15, 2005 as the record date for the determination of shareholders entitled to notice of this Annual General Meeting.

By Order of the Board,

       /s/    PETER A.J. GARDINER

       Peter A.J. Gardiner
       Executive Chairman of the Board

Tsimshatsui, Kowloon, Hong Kong

August 17, 2005

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person.
    Holders of American Depositary Shares are not entitled to vote, however, in person or by proxy; instead, such holders are encouraged to provide direction to the Company's Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder's American Depositary Shares.  If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose.  Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting.
    A postage-prepaid return envelope is enclosed for that purpose.  If you are a shareholder of the Company (i.e., you hold Ordinary Shares of the Company directly, and not in the form of American Depositary Shares), the Company will provide you with a form of proxy.  Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company.  Shareholders are encouraged to complete, date, sign and return such proxy as promptly as possible in order to ensure their representation at the meeting.  Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting.

ZINDART LIMITED
1203 East Wing New World Office Building,

24 Salisbury Road, Tsimshatsui, Kowloon,
Hong Kong, S.A.R.,China

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 27, 2005

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Zindart Limited, a company incorporated with limited liability under the laws of Hong Kong (the "Company"), for use at the Annual General Meeting of Shareholders to be held on September 27, 2005, at 9:00 a.m., local time (the "Annual General Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Annual General Meeting.  The Annual General Meeting will be held at the offices of Cooley Godward LLP, 101 California Street, 5th  Floor, San Francisco, California, United States of America.  The Company intends to mail this proxy statement on or about August 17, 2005 to all holders ("Shareholders") of ordinary shares ("Shares") of the Company entitled to vote at the Annual General Meeting and to provide a form of proxy to all Shareholders prior to the date of the Annual General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies and depositary voting instruction cards, including preparation, assembly, printing and mailing of this proxy statement, proxies, depositary voting instruction cards and any additional information furnished to Shareholders and holders of American Depositary Shares ("ADSs").  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners.  The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners.  Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company.  No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on August 15, 2005 will be entitled to notice of the Annual General Meeting.  At the close of business on August 15, 2005, the Company had outstanding and entitled to vote 9,641,943 Shares, of which 9,641,942 were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Annual General Meeting.  The Depositary has advised the Company that it intends to mail to all owners of the ADSs this proxy statement and the accompanying notice of Annual General Meeting.  Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts (the "ADRs") related thereto in accordance with the instructions set forth in such request.  The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions.  As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the Annual General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given, the Shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder's discretion as to other matters that may properly come before the Annual General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes.  Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved.  Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted.  It may be revoked by filing with the Chief Financial Officer of the Company at the Company's principal executive office (Zindart Limited, 1203 East Wing, New World Office Building, 24 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person.  Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the "Companies Ordinance") provides that Shareholders who hold at least 2.5% of the total number of outstanding Shares, or a group of at least 50 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company's 2006 Annual General Meeting.  Such proposals must be deposited at the Company's registered office at least six weeks prior to the Company's 2006 Annual General Meeting, which the Company anticipates will take place in September 2006.  If a proposal has been submitted and the Company's 2006 Annual General Meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

Annual Report on Form 20-F

The Company is mailing its annual report on Form 20-F for the year ended March 31, 2005, which has been filed with the Securities and Exchange Commission (the "SEC"), to all Shareholders concurrently with this proxy statement and notice of Annual General Meeting.  All Shareholders and holders of ADSs are encouraged to review this report in its entirety before determining how to vote or instruct the Depositary in respect of voting at the Annual General Meeting.

PROPOSAL 1

ADOPTION OF AUDITED FINANCIAL STATEMENTS

The Board recommends that the audited financial statements for the year ended March 31, 2005, which are included in the annual report sent to the Shareholders concurrently with this proxy statement, be adopted.  The financial statements for the year ended March 31, 2005 were audited by KPMG and were reviewed and approved by the Board prior to the Annual General Meeting.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 1.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2

ELECTION OF DIRECTORS

There are four nominees for positions on the Company's Board.  Each director to be elected will hold office until the next annual general meeting and until such director's successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the four nominees named below.  In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as the current directors may propose.  Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to elect each nominee.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company's Articles of Association authorize a range of two to eleven directors.  Proxies cannot be voted for a greater number of persons than the number of nominees named.  The names of the nominees and their ages as of March 31, 2005 are as follows:

Name
Age

Peter A.J. Gardiner
69

Leo Paul Koulos (1)
71

Daniel Widdicombe (1)
38

Carrick John Clough (1)
58

(1)
Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Peter A.J. Gardiner, Executive Chairman from October 2000 to September 2004, interim Chief Executive Officer from October 2004 to December 2004, and Chief Executive Officer and Chairman from January 2005 to March 2005, was appointed Executive Chairman in March 2005.  From March 1992 to August 1998, Mr. Gardiner was Chairman, Chief Executive Officer and a major shareholder of Veriflo Corporation, a leading manufacturer of semiconductor components.  Mr. Gardiner received a Bachelor's degree in Brewing and Industrial Fermentation from Heriot-Watt University.

Leo Paul Koulos joined the Board in March 1997.  Prior to the sale of his company, Mr. Koulos was President and Chief Executive Officer of National Coupon Redemption Service, Inc., a national clearinghouse for manufacturers' cents-off coupons and, served as Chairman and Chief Executive Officer of Coupon Processing Associates, Inc., of Texas, and its Mexican affiliate, Enlace Vital, S.A. de. C.V..  Mr. Koulos is currently Chairman of International Data, LLC, its successor company.  Mr. Koulos received a Bachelor's degree from the University of San Francisco.

Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for Chinadotcom Corporation (Nasdaq: CHINA) from late 2000 until mid 2004.  From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm.  Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited.  Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University.

Carrick John Clough joined the Board in December 2004.  Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years.  Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company's audit committee.  In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world's leading direct investment firms.  In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd.  Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor.  Mr. Clough's experience includes working as a consultant in the areas of ERP and Finance in the United Kingdom (the "U.K.") and Europe.  Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute.

Board Meetings and Committees

The business and affairs of the Company and its subsidiaries (the "Group") are managed under the direction of the Board.  The Board monitors the overall performance of the Group and oversees strategic planning.  The Board also monitors the Group's financial controls and reviews and ratifies the selection and compensation of senior executives.  During the year ended March 31, 2005, the Board held nine meetings.  During the year ended March 31, 2005, each Board member attended 75% or more of the aggregate number of meetings of the Board, except for Mr. Gordon Seow who attended two of the four meetings that were held during the period for which he was a director, and Mr. Clough, who attended two of the three meetings that were held during the period for which he was a director.  The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Audit Committee meets with the Group's independent registered public accounting firm at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent registered public accounting firm to be retained; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm's performance; reviews the Group's internal accounting procedures and reports to the Board with respect to other auditing and accounting matters, including the selection of the Group's independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm and the performance of the Group's independent registered public accounting firm.  The Audit Committee is currently composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough.  All members of the Audit Committee meet the independence and financial literacy requirements of the Nasdaq Stock Market ("Nasdaq") and Mr. Widdicombe satisfies the applicable Nasdaq financial experience requirements.  In addition, the Board has determined that Mr. Widdicombe qualifies as an "audit committee financial expert" (as defined in the instructions to Item 16A of Form 20-F).  The Audit Committee met nine times during the year ended March 31, 2005 and each member attended 75% or more of the aggregate number of meetings of the Committee, except for Mr. Takaaki Ohya who attended five of the seven meetings that were held during the period for which he was a member of the Committee.

The Compensation Committee makes recommendations concerning salaries and incentive compensation, administers and awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate.  The Compensation Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough.  The Compensation Committee met two times and acted by written consent five times during the year ended March 31, 2005 and each member attended each meeting that was held during the period for which he was a member of the Committee.

The Nominating and Corporate Governance Committee oversees all aspects of the Company's corporate governance functions on behalf of the Board; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; reviews and evaluates incumbent directors and serves as a focal point for communication between director candidates, non-committee directors and the Group's management.  The Nominating and Corporate Governance Committee also selects or recommends to the Board for selection candidates to the Board and makes other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.  The Nominating and Corporate Governance Committee is composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough.  The Nominating and Corporate Governance Committee met four times during the year ended March 31, 2005 and all were present.

PROPOSAL 3

AUTHORIZATION OF THE BOARD TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY'S NEXT ANNUAL GENERAL MEETING.

Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders).  However, the Companies Ordinance also provides that a corporation's board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so.  If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares.  Such general authorization automatically lapses at the corporation's next annual general meeting.

Accordingly, you are requested in this Proposal 3 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

Although at present the Board has no plans to issue the authorized but unissued Shares, it recommends that the unissued Shares of the Company be available to the Board for issuance in its discretion in order to provide additional flexibility to use the Company's capital stock for business, investment and financial purposes in the future.  If this Proposal 3 is approved, the unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 3.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Board recommends that KPMG be re-appointed as the Company's independent auditors for the fiscal year ending March 31, 2006, subject to Shareholder ratification and that the Board be authorized to fix their remuneration.  KPMG has audited the Company's financial statements since the fiscal year ending March 31, 2003.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 4.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

PROPOSAL 5

SPECIAL RESOLUTION

TO CHANGE THE NAME OF THE COMPANY TO "CORGI INTERNATIONAL LIMITED"

The Board recommends that the name of the Company be changed from Zindart Limited to "Corgi International Limited" to take effect from the date of the relevant certificate of incorporation on change of name issued to the Company.  The purpose of the name change is to foster trading of the Companies ADSs on the Nasdaq public market.  The Company has two operating entities, including Corgi Classics Limited and Zindart Manufacturing Limited.  The name Zindart is not well known in the United States, where most of the trading of the Company's ADSs occurs.  The name Corgi is associated with the Company's flagship brand, and is well known by the general public throughout the United States.  Therefore, the Board believes that the Corgi name better represents the operations of the Company, and will be better recognized by potential investors in the Company's ADSs.

The affirmative vote of the holders of 75% of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this special resolution.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE SPECIAL RESOLUTION UNDER THIS PROPOSAL 5.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company's outstanding Shares as of July 8, 2005 by: (1) each person known by the Company to own beneficially more than 5% of the outstanding Shares, (2) each member of the Board, and (3) the directors and executive officers of the Company as a group.

Information with respect to beneficial ownership is based upon information furnished by each director, executive officer or principal stockholder or contained in filings made with the SEC.  Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the Shareholders named in this table has sole voting and investment power with respect to the Shares indicated.  Except as set forth below, the business address of each named individual is that of the Company.

Name of Beneficial Owner

Number of Shares Beneficially Owned

Percentage of Shares Outstanding (%) (1)

ChinaVest Partners IV and associated entities (2)

1,839,384

19.1

Gruber & McBaine Capital Management LLC and associated entities (3)

1,899,020

19.7

Heartland Advisors, Inc. (4)

1,110,000

11.5

Heartland Group, Inc. (5)

563,000

5.8

Peter A.J. Gardiner (6)

520,534

5.1

Leo Paul Koulos (7)

104,481

1.1

Daniel Widdicombe

-

-

Carrick John Clough

-

-

All directors and executive officers as a group (16 persons) (6) (7) (8)

861,795

8.2

(1)
Based on 9,636,943 shares outstanding on July 8, 2005.

(2)

    Based on a Schedule 13G filed on January 12, 2005, ChinaVest Partners IV, a Delaware general partnership ("Partners") and ChinaVest IV, L.P., a Delaware limited partnership ("IV") have sole and shared voting power over 1,839,384 Shares, of which 1,755,104 Shares are registered in the name of IV and 84,280 Shares are registered to ChinaVest IV-B, L.P., a Bermuda limited partnership ("IV-B").  Partners is the general partner of IV, and ChinaVest Management Limited, a Bermuda corporation and affiliate of Partners is the general partner of IV-B.  The address for Partners is c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong.  The address for IV is c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901.

(3)

    As of July 8, 2005, Gruber & McBaine Capital Management LLC ("GMCM"), Jon D. Gruber ("Gruber"), J. Patterson McBaine ("McBaine"), and Eric B. Swergold ("Swergold") beneficially own and have shared voting power with respect to 1,510,170 Shares and Lagunitis Partners ("Lagunitis") beneficially own and have shared voting power with respect to 613,899 Shares.  Gruber also has sole voting authority for an additional 217,000 Shares, and McBaine also has sole voting authority for an additional 171,850 Shares.  GMCM is a registered investment advisor.  Gruber and McBaine are managers, controlling persons and portfolio managers of GMCM.  Lagunitis is an investment limited partnership of which GMCM is the general partner.  The address for GMCM, Gruber, McBaine, Swergold and Lagunitis is 50 Osgood Place, Penthouse, San Francisco, California 94133.

(4)

      Based on the Quarterly Report on Form 13F for the quarter ended March 31, 2005, filed on May 13, 2005 by Heartland Advisors, Inc.  The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(5)

    Based on the Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended March 31, 2005, filed on May 17, 2005 by Heartland Group, Inc.  The address of Heartland Group, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202.

(6)

    Includes 520,534 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Gardiner.  The percentage of shares outstanding is based on 9,636,943 shares outstanding on July 8, 2005, plus the 520,534 ADSs issuable upon exercise of Mr. Gardiner's options.

(7)

    Includes 104,481 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to Mr. Koulos.  The percentage of shares outstanding is based on 9,636,943 shares outstanding on July 8, 2005, plus the 104,481 ADSs issuable upon exercise of Mr. Koulo's options.

(8)

    Includes 236,780 ADSs issuable upon exercise of options within 60 days after the date of this table with respect to eight officers not listed on the table.  The percentage of shares outstanding is based on 9,636,943 shares outstanding on July 8, 2005, plus the ADSs issuable upon exercise of options held by directors and executive officers.

COMPENSATION

Compensation of Directors

Compensation of Directors

Each non-employee director of the Company received a $30,000 fee for services as a board member for the year ended March 31, 2005, paid pro rata for the portion of the year served.  Directors could elect to receive some or all of this fee in options to purchase shares of the Company's common stock with an exercise price at the then current market price.  The number of shares issuable under any such option would be determined by dividing the fee owed by the exercise price.  Each non-employee director of the Company also received a fee of $1,000 for attendance at each committee meeting.  In addition, each committee chairman received a $5,000 fee for service as chairman for the year ended March 31, 2005.  An aggregate of $206,000 was paid (in the form of cash) to the non-employee directors as a group for board and committee service during the year ended March 31, 2005.

Directors who are employees of the Company do not receive any remuneration for service as members of the Board or its committees.

See the table in the section below entitled "Share Ownership" for details regarding options granted to the Company's executive officers.

Certain Employment Contracts

On March 14, 2005, the Company entered into an amended and restated employment agreement with Peter A. J. Gardiner.  The employment agreement provides that Mr. Gardiner will serve as Executive Chairman of the Group and perform such duties as determined by the Board for a base salary of $400,000 per year plus bonus that is at the sole discretion of the Board. Mr. Gardiner's employment may be terminated by the Company or by Mr. Gardiner on six months' written notice or the Company may terminate Mr. Gardiner's employment immediately for "cause" as defined in the employment agreement.  If the Company terminate Mr. Gardiner's employment contract without cause or Mr. Gardiner terminates the contract with good reason, Mr. Gardiner is entitled to the severance benefits which include severance pay equal to six months of his base salary, existing employee benefits and immediate vesting of employee stock options that would have vested during the six month period following the date of termination.

The Company entered into an employment agreement with Ken Fowler on September 25, 2002.  The employment agreement provides that Mr. Fowler will serve as the Chief Financial Officer of the Company.  The employment agreement has no fixed term and is terminable by three months' notice from Mr. Fowler or the Company.

Corgi U.K., a subsidiary of the Company, entered into an employment agreement with George Volanakis on February 15, 2004.  The employment agreement provides that Mr. Volanakis will serve as the President and Chief Executive Officer of Corgi.  The employment agreement will terminate on the second anniversary of the date thereof and is terminable by three months' notice from Mr. Volanakis.  Corgi U.K. may terminate Mr. Volanakis's employment with or without "cause" as defined in the employment agreement.  If Corgi Classics Limited terminates Mr. Volanakis without "cause," Mr. Volanakis shall be entitled to immediate vesting of any and all unvested portion of the options granted to him to purchase 100,000 ADSs representing 100,000 Shares of the Company, effective February 13, 2004.

Indemnification of Directors and Officers

Pursuant to its Articles of Association, the Company may indemnify any director, officer or auditor of the Company out of assets of the Company against any liability incurred by him in the performance of his duties or in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or which he is acquitted. Provided, however, that no such indemnity shall apply in respect of liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

SHARE OWNERSHIP

The Company has a stock-based compensation plan, under which non-qualified stock options may be granted to certain directors and employees.  The following table sets forth information concerning individual grants of stock options made during the year ended March 31, 2005 to the Company's directors and executive officers.

Name

Number of Options Granted

Exercise Price (1)

Expiration Date (1)

Leo Paul Koulos

25,000
(2)

5.02

Oct 14, 2014

Gary Shemano (9)

25,000
(2)

5.02

Oct 14, 2014

Lisa Cheung

40,000
(3)

4.52

Sep 9, 2014

David Turner

150,000
(4)

5.77

Jun 8, 2014

Chris Franklin

10,000
(5)

5.98

May 12, 2014

David Wootliff

40,000
(6)

4.76

Jun 21, 2014

David Davenport

50,000
(7)

5.10

Dec 6, 2014

Mark Summerfield

40,000
(8)

4.76

Jan 21, 2015

Adrian Jones

5,000
(5)

5.98

May 12, 2014

(1)
    All options described above have a term of ten years and an exercise price equal to the closing price of the ADSs, on the trading date immediately prior to the date of grant.

(2)

The option is fully vested on the date of grant.

(3)

    The option vests with 25% of the ADSs subject to the option vesting on March 8, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through March 8, 2008.

(4)

    The option vests with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, June 8, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through June 8, 2008.

(5)

    The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, May 12, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through May 12, 2008.

(6)

    The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, June 21, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through June 21, 2008.

(7)

    The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, December 6, 2005, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through December 6, 2008.

(8)

    The options vest with 25% of the ADSs subject to the option vesting on the first anniversary date of grant, January 21, 2006, and the remaining 75% of the ADSs vesting in 36 equal monthly installments through January 21, 2009.

(9)

    Gary Shemano was appointed as a director on October 6, 2004 and resigned on March 11, 2005.

The following table sets forth, as of March 31, 2005, information concerning ADSs held by, and stock options granted to, the Company's directors and named executive officers.

ADS/Share Ownership

Options Held

Name

Number

% of outstanding

Number

Exercise Price ($)

Expiration Date

Peter A.J. Gardiner

-

-

100,000

2.50

Oct 31, 2010

20,000

2.50

Oct 31, 2010

380,000

2.50

Oct 31, 2010

20,534

4.87

Jun 19, 2013

Leo Paul Koulos

-

-

10,000

6.75

May 15, 2007

10,000

6.75

Dec 15, 2008

10,000

6.875

Jan 21, 2010

19,481

1.54

Sep 4, 2012

30,000

3.03

Jan 20, 2013

25,000

5.02

Oct 14, 2014

Daniel Widdicombe

-

-

-

-

-

Carrick John Clough

-

-

-

-

-

Kenneth B. Fowler

-

-

100,000

1.51

Sep 25, 2012

Daisy Lee

-

-

15,000

4.87

Jun 19, 2013

Lisa Cheung

-

-

40,000

4.52

Sep 9, 2014

George Volanakis

-

-

100,000

5.50

Mar 29, 2014

David Turner

-

-

150,000

5.77

Jun 8, 2014

Chris Franklin

-

-

5,000

1.5625

Jan 11, 2011

10,000

5.98

May 12, 2014

David Wootliff

-

-

40,000

4.76

Jun 21, 2014

David Davenport

-

-

50,000

5.10

Dec 6, 2014

Mark Summerfield

-

-

40,000

4.76

Jan 21, 2015

Adrian Jones

-

-

5,000

5.98

May 12, 2014

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION (1)

The Group applies a consistent philosophy to compensation for all employees, including senior management.  It is based on the premise that achievements of the Group result from the coordinated efforts of all individuals working toward common objectives focused on meeting customer and shareholder expectations.

The goals of the Group's compensation program are to align compensation with business objectives and performance while enabling the Group to attract, retain and reward employees who contribute to the long-term success of the Group.  In all cases, attention is given to fairness in the administration of compensation and to assuring that all employees understand the related performance evaluation and administrative process.

The Group's compensation program for executive officers is based on the principles described above and is administered by the Compensation Committee.

The Group's executive compensation is intended to be consistent with leading companies in the Group's industry while being contingent upon the Group's achievement of near- and long-term objectives and goals.  For the year ended March 31, 2005, the principal measures the Compensation Committee looked to in evaluating the Group's progress towards these objectives and goals were growth in revenues, net profits and customer satisfaction.  The Group's executive compensation is based on four components, each of which is intended to serve the overall compensation philosophy.

Base Salary

Base salary is targeted toward the middle to the top of the range established by comparable manufacturing companies in the United States, the United Kingdom, the People's Republic of China and Hong Kong.  Base salaries are reviewed annually to ensure that the Group's salaries are competitive within the target range.

Merit Increase

Merit increases are designed to encourage management to perform at consistently high levels.  Salaries for executives are reviewed by the Compensation Committee on an annual basis and may be increased at that time based on the Compensation Committee's agreement that the individual's overall contribution to the Group merits recognition.

Bonuses

Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee or exceptional Group performance.  Generally, the higher the employee's level of job responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus.  As is customary in Hong Kong and the People's Republic of China, the range of possible bonus amounts are determined upon commencement of employment.  The actual bonus amount must be approved by the Executive Chairman and the Compensation Committee in the case of executives other than the Executive Chairman and by the Compensation Committee alone in the case of the Executive Chairman.  In determining the bonus element of compensation, the Compensation Committee places particular emphasis on the Group's performance against the management objectives and goals described above.

(1)
    This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Stock Options

The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value.  Stock options are also used to retain executives and motivate them to improve long-term stock market performance.  Stock options are granted with an exercise price equal to the then prevailing market value and will only have value if the Group's stock price increases.  Generally, stock option grants vest 25% per year over four years.

The Compensation Committee determines the number of options to be granted based upon the competitive marketplace, with a particular focus on determining what level of equity incentive is necessary to retain a particular individual.  Outstanding historical performance by an individual is additionally recognized through larger than normal option grants.

Executive Chairman

The Compensation Committee uses the same philosophy described above with respect to other executive officers in setting the compensation for the Executive Chairman of the Group or any of its subsidiaries.

Compensation Committee

Leo Paul Koulos, Chairman

Daniel Widdicombe

Carrick John Clough

Compensation Committee Interlocks and Insider Participation

Mr. Koulos, Mr. Widdicombe and Mr. Clough served on the Compensation Committee as of March 31, 2005.  No director or executive officer of the Company serves on the compensation committee of the board of directors of any company for which Mr. Koulos, Mr. Widdicombe or Mr. Clough serve as executive officers or directors.

REPORT OF THE AUDIT COMMITTEE (2)

The Audit Committee is comprised of three non-employee directors, all of whom are independent under Rule 4200(a)(14) of the National Association of Securities Dealers' ("NASD") listing standards.  The Audit Committee is currently composed of three members: Mr. Koulos, Mr. Widdicombe and Mr. Clough.  The Board has determined that Mr. Widdicombe qualifies as an "audit committee financial expert" (as defined in the instructions to Item 16A of Form 20-F).  During the year ended March 31, 2001, the Board approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects new SEC regulations and NASD rules.

The Audit Committee has reviewed and discussed the Company's audited financial statements for the year ended March 31, 2005 with management and with the Company's independent auditors, KPMG.  The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.  The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with KPMG their independence.  The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the year ended March 31, 2005 be included in the Company's annual report on Form 20-F for the year ended March 31, 2005 for filing with the SEC.

Audit Committee

Daniel Widdicombe, Chairman

Leo Paul Koulos

Carrick John Clough

(2)
    This section is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual General Meeting.  If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,

       /s/    PETER A.J. GARDINER

       Peter A.J. Gardiner
       Executive Chairman of the Board

August 17, 2005

A copy of the Company's annual report on Form 20-F for the year ended March 31, 2005 filed with the Securities and Exchange Commission is available without charge upon written request to: Chief Financial Officer, Zindart Limited, 1203 East Wing, New World Office Building, 24 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong S.A.R., China.